SILVER STANDARD RESOURCES INC.

Interim Financial Report
June 30, 2006

#1180 - 999 West Hastings Street, Vancouver, B.C. CANADA V6C 2W2
Phone: (604) 689-3846     Fax: 604-689-3847

SILVER STANDARD RESOURCES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2006

This management discussion and analysis (“MD&A”) of the unaudited consolidated operating results and financial condition of the company for the six months ended June 30, 2006 and 2005 is prepared as of August 9, 2006 and should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto and in conjunction with the MD&A for the year ended December 31, 2005, which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). All dollar amounts referred to in this discussion and analysis are expressed in Canadian dollars except where indicated otherwise. Additional information relating to us, including our annual information form, is available free of charge on our website at www.silverstandard.com, on the Canadian Securities Administrators’ website at www.sedar.com, and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov.

1. BUSINESS OVERVIEW

We are a company focused exclusively on the acquisition of and exploration and development of silver-dominant projects, with a portfolio of core properties in Argentina, Australia, Canada, Chile, Mexico, Peru and the United States. Our strategy is to acquire, hold and advance high quality geopolitically diverse silver projects with defined resources in anticipation of higher silver prices. Our common stock is quoted on the Nasdaq National Market under the trading symbol SSRI and on the Toronto Stock Exchange under the symbol SSO.

2. SIGNIFICANT EVENTS DURING THE SECOND QUARTER

In April 2006, a Feasibility Study Update for our Pirquitas property was completed. Proven and probable reserves at this silver-tin property in Argentina are 107.1 million ounces of silver. Capital costs are estimated at US$146 million plus value added taxes of approximately US$12 million (refundable in stages once construction commences) for a mine producing an average of 9.6 million ounces of silver per year over a mine operating life of 8.8 years. Discussions with project lenders have commenced with respect to the development of this property.

In April 2006, we closed the agreement for the sale of our 50% interest in the Manantial Espejo property to our joint venture partner, Pan American Silver Corp., for a net of tax gain on sale of $35,390,000. The fair value of the 1.95 million Pan American shares received on closing was $55,056,000.

In May 2006, we raised a total of $183,464,000 from the issuance of new equity from a public offering of 7.2 million common shares for net proceeds of $171,089,000. The price received for this public offering was $25.37 (US$23.00) per common share. As part of this offering the underwriters received an option exercisable for a period of thirty days following the closing to purchase up to an additional 1.08 million common shares. This option expired unexercised. The net proceeds from the offering will be used to fund a portion of the development costs of the Pirquitas property, exploration on our other projects and for working capital and general corporate purposes.

3. SECOND QUARTER INTERIM FINANCIAL RESULTS

For the quarter ended June 30, 2006, we had net earnings of $16,469,000 or $0.28 per share compared to a loss of $1,040,000 or $0.02 per share in the second quarter of 2005. For the year to date, we have net earnings of $15,388,000 or $0.28 per share compared to a loss of $1,983,000 ($0.04 per share) in the second quarter of 2005. The main factors for the improved results in 2006 relate to the sale of our interest in the Manantial Espejo property for common shares of our joint venture partner, Pan American Silver Corp. (Pan American), in the second quarter of 2006; higher interest income offset partially by a write-down of the Pan American shares to market value; and a higher reclamation provision at one of our Canadian properties. A discussion on the various components of the expense and income items compared to the prior year follows:

	Three Months Ended June 30		Six Months Ended June 30
Exploration and mineral property costs	2006 $	2005 $	2006 $	2005 $
Property examinations and exploration	57,000	73,000	167,000	176,000
Reclamation and accretion	1,653,000	48,000	1,673,000	75,000
	1,710,000	121,000	1,840,000	251,000

Generative exploration for the quarter was $57,000 compared to $73,000 in the prior year and of this total, $30,000 (2005 - $6,000) was spent in Peru and $27,000 (2005 - $64,000) was spent in Mexico. For the six months, generative exploration was $167,000 (2005 - $176,000) and of this total, $53,000 (2005 - $147,000) was spent in Mexico and $109,000 (2005 - $15,000) was spent in Peru.

Reclamation and accretion expense was $1,653,000 during the quarter compared to $48,000 expended during the second quarter of the prior year. For the six months ending June 30, 2006, reclamation and accretion expense was $1,673,000 compared to $75,000 in the comparable period of 2005. Of the current quarter’s $1,653,000 expense, $108,000 related to accretion expenses (2005 - $10,000), $23,000 (2005 - $38,000) related to current cash reclamation and $1,522,000 (2005 - nil) related to a revised provision at the Silver Standard Mine property in northern British Columbia. During the quarter, we received a report from our environmental consultant outlining conceptual plans for the reclamation of this site. These plans have been submitted to the regulatory authorities and from this submission we had sufficient information to re-estimate and record the fair value of the liability associated with this property. The discount rate used in arriving at the reclamation provision was 10%. This estimate will be adjusted to reflect any changes to the reclamation plan resulting from the regulatory review.

	Three Months Ended June 30		Six Months Ended June 30
Expenses	2006 $	2005 $	2006 $	2005 $
Salaries and employee benefits - other	708,000	114,000	910,000	305,000
Salaries and employee benefits - stock-based Compensation	496,000	430,000	1,018,000	655,000
Depreciation	23,000	6,000	38,000	32,000
Internal control over financial reporting	71,000	18,000	142,000	73,000
Professional fees	170,000	37,000	223,000	64,000
General and administration - other	840,000	640,000	1,414,000	1,211,000
General and administration - stock-based Compensation	95,000	9,000	418,000	18,000
	2,403,000	1,254,000	4,163,000	2,358,000

Total expenses for the quarter were $2,403,000 and this compares to $1,254,000 for the comparable quarter of 2005 and for the year to date, expenses were $4,163,000 compared to $2,358,000. The increased expenditures are in the areas of stock-based compensation expense, professional services, a non-recurring bonus expense and two charitable donations made in the current quarter.

Salaries and employee benefits were $708,000 for the current quarter compared to $114,000 in the comparable quarter of the prior year. During the current quarter, a $500,000 bonus was paid to certain employees of the company following the successful closing of the public offering. Stock-based compensation relating to salaried employees was $496,000 during the current quarter compared to $430,000 in the comparable period of the prior year.

We incurred $71,000 in internal control over financial reporting costs in the second quarter compared to $18,000 incurred in the comparable period of the prior year. Total costs for the six months ended June 30, 2006 are $142,000 compared to $73,000 in the comparable period of the prior year. These costs will continue throughout 2006 as we will be required to comply with the rules requiring a certification by management of the effectiveness of design and implementation of internal financial controls for our December 2006 fiscal year-end.

Professional fees for the quarter ended June 30, 2006 were $170,000 compared to $37,000 in the comparable period of the prior year. To June 30, 2006, a total of $223,000 has been spent on professional fees compared to $64,000 in the prior year. Greater regulatory and reporting requirements result in more legal, accounting and tax advice being required.

General and administration expenses were $840,000 for the quarter compared to $640,000 in the comparable quarter of the prior year. During the quarter, a total of 11,000 of our common shares valued at $230,000 was donated to two Canadian universities to further mineral exploration and mining education and this non-cash cost has been recorded as a general and administrative expense. Excluding the non-recurring donations, general and administrative costs are in line with the prior year. Stock-based compensation included in general and administration relates to the fair value of options granted to directors and consultants. A total of $95,000 was expended during the current quarter compared to $9,000 in the comparable period of 2005.

	Three Months Ended June 30		Six Months Ended June 30
Other income (expenses)	2006 $	2005 $	2006 $	2005 $
Investment income	1,265,000	241,000	1,603,000	508,000
Gain on sale of marketable securities	3,000	90,000	371,000	126,000
Write-up (down) of marketable securities	(15,860,000)	(3,000)	(15,798,000)	7,000
Foreign exchange gain (loss)	(239,000)	7,000	(198,000)	(15,000)
Gain on sale of joint venture interest	35,390,000	-	35,390,000	-
Gain on sale of mineral property	23,000	-	23,000	-
	20,582,000	335,000	21,391,000	626,000

Interest income for the quarter was $1,265,000 compared to $241,000 for the comparable quarter of 2005. For the six months interest income was $1,603,000 compared to $508,000 in the same period of the previous year. The increased interest income is due to more funds available for investment following our public offering and higher interest rates. The gain on sale of marketable securities recorded during the current quarter was $3,000 compared to $90,000 in the same period of the prior year. Total gains for the current year are $371,000 compared to $126,000 in the prior year. The write-up (down) of marketable securities for the current quarter is a write-down of $15,860,000 compared to $3,000 during the comparable period of the prior year. The main item was a $15,841,000 write-down to quoted market value of our 1.95 million shares of Pan American Silver Corp. that were received on the sale of our 50% interest in the Manantial Espejo property. A foreign exchange loss of $239,000 was recorded during the quarter compared to a gain of $7,000 recorded in the second quarter of 2005. For the six months, there was a $198,000 foreign exchange loss compared to a loss of $15,000 in 2005.

Summary of quarterly results

Quarter ended (unaudited)	Total Revenues $	Earnings (Loss) $		Earnings (Loss) Per Share $
June 30, 2006	nil	16,469,000		0.28
March 31, 2006	nil	(1,081,000)		(0.02)
December 31, 2005	nil	(3,908,000)	(1)	(0.07)
September 30, 2005	nil	21,000	(2)	0.00
June 30, 2005	nil	(1,040,000)		(0.02)
March 31, 2005	nil	(943,000)		(0.02)
December 31, 2004	nil	(2,947,000)	(3)	(0.06)
September 30, 2004	nil	1,004,000	(4)	0.02

Explanatory notes:
(1)	Includes $2,986,000 in non-cash expenses relating to values assigned to stock options.
(2)	Includes $1,323,000 in gains on sale of marketable securities.
(3)	Includes $2,072,000 in non-cash expenses relating to values assigned to stock options. A further $241,000 in bonus payments to staff was expensed.
(4)	Includes a $1,710,000 gain on sales of marketable securities.

4. FINANCIAL POSITION AND LIQUIDITY

A summary and discussion of our cash position at the end of the quarter, cash inflows and outflows for the quarter, silver bullion and other capital resources follows:

Cash and Cash Equivalents

At the end of the period, our cash position, including short-term deposits was $198,959,000 compared to $23,030,000 at the beginning of the year for an increase of $175,929,000 during the year. The increase is primarily due to the completion of the public offering that occurred during the current quarter and the exercise of warrants which occurred in the first quarter of 2006.

Operating Activities

Cash flows used in operations in the second quarter was a use of $1,142,000 compared to $222,000 in the comparable period in 2005. The difference is mainly due to the timing of changes in non-cash working capital items and, in particular, the collection of IVA refunds in Mexico and interest income receivable.

Financing Activities

During the second quarter of 2006, we raised a total of $183,464,000 from the issuance of new equity compared to $92,000 in the comparable period of 2005. In the current quarter, 7,200,000 shares were issued by way of a public offering for total proceeds of $182,663,000 and 98,000 stock options were exercised for total proceeds of $801,000. The price received for the public offering was $25.37 (US $23.00) per share and, after deducing underwriter fees and offering expenses of $11,576,000, net proceeds were $171,087,000. For the six months ended June 30, 2006, $212,541,000 (net $200,965,000 after fees and expenses) has been raised through equity issuances compared to $471,000 in the comparable period of 2005.

	Three Months Ended June 30		Six Months Ended June 30
	2006 $	2005 $	2006 $	2005 $
Public offering	182,663,000	-	182,663,000	-
Exercise of stock options	801,000	92,000	4,225,000	471,000
Exercise of warrants	-	-	25,653,000	-
	183,464,000	92,000	212,541,000	471,000

Investing Activities

Mineral Properties
Total cash invested in mineral properties in the quarter was $9,564,000 compared to $5,246,000 in the comparable quarter of the prior year. The total cash expenditures on mineral properties for the year to date are $21,096,000 compared to $9,219,000 in the prior year. Our record $20,933,000 in cash expenditures on properties that was recorded in fiscal 2005 has been exceeded in the first six months of 2006. A summary by mineral property follows:

	Three Months Ended June 30		Six Months Ended June 30
	2006 $	2005 $	2006 $	2005 $
Pirquitas	1,795,000	631,000	3,442,000	937,000
Pitarrilla	2,722,000	1,268,000	9,608,000	2,225,000
Bowdens	96,000	173,000	171,000	241,000
Shafter	88,000	53,000	224,000	143,000
San Luis	229,000	-	401,000	-
Manantial Espejo	-	837,000	182,000	2,280,000
Diablillos	152,000	343,000	182,000	386,000
Berenguela	275,000	1,455,000	1,967,000	1,897,000
Veta Colorada	3,852,000	-	4,239,000	-
Challacollo	38,000	188,000	172,000	306,000
Maverick Springs	-	17,000	16,000	161,000
Candelaria	141,000	72,000	178,000	191,000
San Marcial	-	-	5,000	3,000
San Agustin	9,000	40,000	16,000	44,000
Snowfields	81,000	-	81,000	-
Other	86,000	169,000	212,000	405,000
	9,564,000	5,246,000	21,096,000	9,219,000

The above table reflects cash expenditures by property. It does not include the value of shares issued for mineral properties and other non-cash charges.

We spent $9,564,000 on our various mineral properties in the second quarter of 2006 compared to $5,246,000 in the comparable period of 2005. A total of $2,722,000 was spent on our Pitarrilla property during the current quarter on surface exploration. A total of 11,855 meters of diamond drilling was completed during the current quarter and three drills are currently operating on the property. Total expenditures to date on this property in 2006 are $9,608,000, including $4,717,000 in land acquisition costs.

At our Pirquitas property, $1,795,000 was spent during the current quarter on exploration and development of this property, bringing the total cash expenditures for the year to $3,442,000.

A total of $3,852,000 was spent at the Veta Colorada property during the quarter ended June 30, 2006. We completed the acquisition of a 100% interest in this property late in the second quarter which required a cash payment of US$3,330,000 plus US$499,000 of IVA, which is refundable. Total expenditures for the six months ending June 30, 2006, including exploration, are $4,239,000.

Silver Bullion

We hold 1,953,985 ounces of silver bullion carried at $15,787,000. The average cost of these ounces was $8.08 (US$5.85) per ounce. The market value at June 30, 2006 for our bullion was $23,312,000 based on $11.93 (US$10.70) per ounce. This represents an unrealized gain of $7,525,000.

Marketable Securities

We hold shares or share purchase warrants in a number of companies at a carried cost of $44,183,000 at June 30, 2006, with the most significant being Pan American Silver Corp., Minco Silver Corporation and Esperanza Silver Corporation. At June 30, 2006, the market value of our marketable securities was $66,434,000 or $22,251,000 over their cost.

Cash Resources and Liquidity

At June 30, 2006, we had working capital of $258,501,000 compared to $40,344,000 at December 31, 2005. Of our working capital, $198,959,000 is in cash and cash equivalents, $15,787,000 is in silver bullion, and $44,183,000 is in marketable securities. Using current market prices, our bullion and marketable securities are worth approximately $29,800,000 more than cost.

This working capital position and no debt is sufficient to see us through the next several years of planned exploration and development expenditures, property holding costs and administrative expenditures. Additional capital will be required to develop our projects into production. Discussions with project lenders have commenced with respect to the development of the Pirquitas project.

5. ADDITIONAL DISCLOSURES

Related Party Transactions

During the six months ended June 30, 2006, we recorded expense reimbursements of $185,500 (2005 - $127,800) from companies related by common management. At June 30, 2006, accounts receivable includes $109,200 (2005 - $106,100) from related parties. We hold marketable securities in a number of companies that have common directors or officers, with the principal ones being Minco Silver Corporation and Esperanza Silver Corporation.

Critical Accounting Estimates

The preparation of our consolidated financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses. Our accounting policies are set out in full in note 2 of our December 31, 2005 Annual Consolidated Financial Statements.

Mineral Property Costs

One of the most critical areas where estimates are used is in the area of the valuation of the carrying value of mineral property costs. Under Canadian GAAP, we record our interests in mineral properties at cost. The costs of acquiring mineral properties and related exploration and development expenditures are deferred and would be amortized against future production following commencement of commercial production or are written off if the properties are sold, allowed to lapse or abandoned.

Our management regularly reviews the net carrying value of each mineral property. Where information and conditions suggest impairment, estimated future cash flows are calculated using estimated future prices, proven and probable reserves, weighted probable outcomes and operating capital and reclamation costs on an undiscounted basis. If management determined that the future cash flows are less than the carrying value, a write-down to the estimated fair value is expensed for the period. Other than the Pirquitas property, we presently have no proven or probable reserves. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying values can be recovered. If the carrying values exceed estimated recoverable values, then the costs are written-down to the estimated recoverable values with the write-down expensed for the period.

Asset Retirement Obligations

We estimate the fair value of site restoration and clean-up costs on acquisition of mineral properties and reflects this amount in the cost of the mineral property acquired.

We recognize a liability for our legal obligations associated with the retirement of property, plant and equipment when the liability is incurred. A liability is recognized initially at fair value if a reasonable estimate of the fair value can be made and the resulting amount would be capitalized as part of the mineral property cost. The liability is accreted over time through periodic charges to earnings where the assets have previously been written-off or to mineral property costs where the assets are in the pre-production stage. In subsequent periods, we adjust the carrying amounts of the asset and the liability for changes in estimates of the amount or timing of underlying future cash flows. The fair value of the legal obligation for asset retirement is assessed annually.

It is reasonably possible that our estimates of our ultimate reclamation and site restoration liability could change as a result of changes in regulations or cost estimates.

Stock-Based Compensation

We use the Black-Scholes valuation model for valuing options granted. Option pricing models require the input of highly subjective assumptions, such as expected price volatility and expected life of the option. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of our stock options granted/vested during the year.

Income Taxes

The liability method of income tax allocation is used, based on differences between financial reporting and tax bases of assets and liabilities. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Outstanding Share Data

Our authorized capital consists of an unlimited number of common shares without par value. As at August 9, 2006, the following common shares, options and share purchase warrants were outstanding.

	Number of Shares	Exercise Price $	Remaining Life (years)
Capital Stock	61,423,420	-	-
Stock Options	3,138,650	2.50 - 21.30	0 - 5
Fully diluted	64,562,070	-	-

Risks and Uncertainties

We are a company focused exclusively on the acquisition of and exploration and development of silver-dominant projects and are exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this report and are discussed in detail in the MD&A for the year ended December 31, 2005.

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that our mineral exploration activities will result in any discoveries of new bodies of commercial ore. There is also no assurance that if commercial ore is discovered that the ore body would be economical for commercial production. Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skills of the exploration personnel involved. The commercial viability of a mineral deposit is also dependent upon a number of factors which are beyond our control. Some of these factors are the attributes of the deposit, commodity prices, government policies and regulations and environmental protection.

Reserve and Resource Estimates

There is a degree of uncertainty attributable to the calculation of reserves and the corresponding grades. Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The measured and indicated and inferred resource figures set forth by us are estimates and there is no certainty that the measured and indicated levels of silver will be realized. Declines in the market price for silver may adversely affect the economics of a reserve and may require us to reduce its estimates.

Metal Price and Exchange Rate Volatility

The market price for silver and other metals is volatile and cannot be controlled. There is no assurance that if commercial quantities of silver and other metals are discovered, a profitable market may exist or continue to exist for a production decision to be made or for the ultimate sale of the metals. The cost of exploration and future capital and operating costs are affected by foreign exchange rate fluctuations. In particular, any appreciation in the currencies of the countries where we carry out exploration or development activities will increase our costs of carrying on operations in such countries. In addition, as we maintain our bank accounts primarily in Canadian and U.S. dollars, any decrease in the U.S. dollar against the Canadian dollar will result in a loss on our books to the extent that we hold funds in U.S. dollars.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws concerning the anticipated developments in our operations in future periods, our planned exploration activities, the adequacy of our financial resources and other events or conditions that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as ‘‘expects’’, ‘‘anticipates’’, ‘‘plans’’, ‘‘projects’’, ‘‘estimates’’, ‘‘assumes’’, ‘‘intends’’, ‘‘strategy’’, ‘‘goals’’, ‘‘objectives’’, ‘‘potential’’ or variations thereof, or stating that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘might’’ or ‘‘will’’ be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be ‘‘forward-looking statements’’. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•  uncertainty of production at our mineral exploration properties;
•	risks and uncertainties associated with new mining operations;
•	risks related to our ability to obtain adequate financing for our planned development activities and to complete further exploration programs;
•	our history of losses and expectation of future losses;
•	differences in U.S. and Canadian practices for reporting resources;
•	risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits;
•	unpredictable risks and hazards related to the development and operation of a mine or mineral property;
•	commodity price fluctuations;
•	risks related to governmental regulations, including environmental regulations;
•	risks related to delay or failure to obtain required permits, or non-compliance;
•	increased costs and restrictions on operations due to compliance with environmental laws and regulations;
•	risks related to reclamation activities on our properties;
•	uncertainties related to title to our mineral properties;
•	risks related to political instability and unexpected regulatory change;
•	our ability to successfully acquire additional commercially mineable mineral rights;
•	currency fluctuations;
•	increased competition in the mining industry for properties and qualified personnel;
•	risks related to some of our directors’ and officers’ involvement with other natural resource companies; and
•	our ability to attract and retain qualified personnel and management.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading ‘‘Risks and Uncertainties’’ and in our most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission and Canadian Securities Administrators. Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Silver Standard Resources Inc.
(a development stage company)
Consolidated Balance Sheets

(expressed in thousands of Canadian dollars)

	June 30 2006 $ (unaudited)	December 31 2005 $ (audited)
Assets

Current assets
Cash and cash equivalents	198,959	23,030
Silver bullion (note 3)	15,787	14,095
Marketable securities (note 4)	44,183	4,985
Accounts receivable	2,609	1,238
Prepaid expenses and deposits	364	496
	261,902	43,844

Restricted cash (note 3)	1,826	-
Restricted silver bullion (note 3)	-	1,692
Reclamation deposits	188	190
Mineral property costs (note 5)	185,586	171,525
Property, plant and equipment	738	2,037
	450,240	219,288
Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable	2,083	1,990
Accrued liabilities	783	788
Current portion of asset retirement obligations	535	722
	3,401	3,500

Asset retirement obligations	2,533	759
Future income tax liability	23,235	21,839
	29,169	26,098
Shareholders’ Equity

Share capital (note 6)	439,176	219,971
Value assigned to stock options	9,413	9,778
Value assigned to warrants	-	6,965
Contributed surplus	618	-
Deficit	(28,136)	(43,524)
	421,071	193,190
	450,240	219,288

Approved by the Board of Directors:

“John R. Brodie” John R. Brodie, FCA, Director	“R.E. Gordon Davis” R.E. Gordon Davis, Director

Silver Standard Resources Inc.
(a development stage company)
Consolidated Statements of Earnings (Loss) and Deficit

(expressed in thousands of Canadian dollars, except number of shares and per share amounts - unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2006 $	2005 $	2006 $	2005 $

Exploration and mineral property costs
Property examination and exploration	57	73	167	176
Reclamation	1,653	48	1,673	75

	(1,710)	(121)	(1,840)	(251)

Expenses
Salaries and employee benefits - other	708	114	910	305
Salaries and employee benefits - stock-based compensation (note 6)	496	430	1,018	655
Depreciation	23	6	38	32
Internal control over financial reporting	71	18	142	73
Professional fees	170	37	223	64
General and administration - other	840	640	1,414	1,211
General and administration - stock-based compensation (note 6)	95	9	418	18

	(2,403)	(1,254)	(4,163)	(2,358)

Other income (expenses)
Investment income	1,265	241	1,603	508
Gain on sale of marketable securities	3	90	371	126
Write-up (down) of marketable securities (note 4)	(15,860)	(3)	(15,798)	7
Foreign exchange gain (loss)	(239)	7	(198)	(15)
Gain on sale of joint venture interest (note 4)	35,390	-	35,390	-
Gain on sale of mineral property	23	-	23	-

	20,582	335	21,391	626

Earnings (loss) for the period	16,469	(1,040)	15,388	(1,983)

Deficit - Beginning of period	(44,605)	(38,597)	(43,524)	(37,654)

Deficit - End of period	(28,136)	(39,637)	(28,136)	(39,637)

Earnings (loss) per share:
Basic earnings (loss) per share	0.28	(0.02)	0.28	(0.04)
Diluted earnings (loss) per share	0.28	(0.02)	0.27	(0.04)

Weighted average shares outstanding:
Basic	57,833,379	50,754,265	55,728,982	51,624,876
Diluted	58,695,619	51,234,042	56,516,054	52,141,179

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
(a development stage company)
Consolidated Statements of Cash Flows

(expressed in thousands of Canadian dollars, except number of shares and per share amounts - unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2006 $	2005 $	2006 $	2005 $

Operating activities
Earnings (loss) for the period	16,469	(1,040)	15,388	(1,983)
Items not affecting cash
Depreciation	23	6	38	32
Stock-based compensation	591	439	1,436	673
Gain on sale of joint venture interest	(35,390)	-	(35,390)	-
Asset retirement obligations	1,626	12	1,639	24
Gain on sale of marketable securities	(3)	(90)	(371)	(126)
Write-down of marketable securities	15,860	3	15,798	(7)
Foreign exchange loss	110	29	110	33
Donation of shares	230	-	230	-
Gain on sale of mineral property sold for marketable security	(23)	-	(23)	-

Changes in non-cash working capital items
Accounts receivable	(1,064)	(70)	(1,453)	(541)
Prepaid expenses and deposits	82	(65)	132	168
Accounts payable	965	470	103	1,137
Accrued liabilities	(618)	84	(5)	61

Cash used in operating activities	(1,142)	(222)	(2,368)	(529)

Financing activities
Shares and warrants issued for cash	183,464	92	212,541	471
Repayment of long-term debt	-	1	-	(9)
Share issue costs	(11,576)	-	(11,576)	-
Cash generated by financing activities	171,888	93	200,965	462

Investing activities
Mineral property costs	(9,564)	(5,246)	(21,096)	(9,219)
Purchase of property, plant and equipment	(78)	(102)	(95)	(1,186)
Proceeds from sale of marketable securities	13	148	454	205
Increase in investment in restricted cash	-	-	(1,912)	-
Purchase of marketable securities	-	(1,225)	-	(1,225)
Cash used in investing activities	(9,629)	(6,425)	(22,649)	(11,425)

Foreign exchange loss on foreign cash held	(21)	(29)	(19)	(33)
Increase (decrease) in cash and cash equivalents	161,096	(6,583)	175,929	(11,525)
Cash and cash equivalents - Beginning of period	37,863	40,761	23,030	45,703
Cash and cash equivalents - End of period	198,959	34,178	198,959	34,178

Supplementary cash flow information (note 7)

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
(a development stage company)
Consolidated Statements of Cash Flows
For the six months ended June 30, 2006

(expressed in thousands of Canadian dollars - unaudited)

1. NATURE OF OPERATIONS

We are in the process of acquiring, exploring and holding silver mineral properties. We plan to ultimately develop the properties to bring them to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The Pirquitas property contains ore reserves that are economically recoverable; accordingly, we are considered to be in the development stage.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, the ability of us to obtain any necessary financing to complete the development, and upon future profitable production. The amounts shown as mineral property costs represent net costs to date, less amounts amortized and/or written-off, and do not necessarily represent present or future values.

2. ACCOUNTING POLICIES

Basis of Presentation

These unaudited interim consolidated financial statements follow the same accounting policies as our most recent audited annual consolidated financial statements. They do not contain all the information required for annual financial statements and should be read in conjunction with our annual consolidated financial statements. In the opinion of management, all of the adjustments necessary to fairly present the interim consolidated financial statements set forth herein have been made. We have reclassified certain comparative figures to reflect the presentation used in our most recent annual consolidated financial statements.

3. SILVER BULLION

We own 1,953,985 ounces of silver bullion at a cost of $15,787,000 for an average cost of $8.08 (US$5.85) per ounce. Our silver bullion is carried on the balance sheet at the lower of cost or net realizable value. The market value of the silver bullion at June 30, 2006 was $23,312,000.

During fiscal 2004 we lodged a US$1,679,000 bank letter of credit with the U.S. Department of the Interior, Bureau of Land Management relating to reclamation obligations on the Candelaria silver mine in Nevada. Under the terms and conditions with our banker, we had the right to lodge collateral in Canadian dollars, U.S. dollars or silver bullion. At that time we had lodged silver bullion as collateral such that it has a coverage ratio value of 110% (US$1,847,000) of the letter of credit amount. In early 2006, the reclamation obligation was reduced to US$1,638,000 and we replaced the silver bullion collateral with US$1,638,000 ($1,826,000) in cash therefore our silver bullion is no longer restricted.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the six months ended June 30, 2006

(tabular amounts expressed in thousands of Canadian dollars - unaudited)

4.	MARKETABLE SECURITIES

At June 30, 2006, we held shares and share purchase warrants as follows:

	Cost $	Market Value $
1,950,000 shares of Pan American Silver Corporation (i)	39,215	39,215
4,845,200 shares of Minco Silver Corporation (ii)	3,126	16,861
5,310,000 shares of Esperanza Silver Corporation	1,508	8,231
150,000 share purchase warrants of Esperanza Silver Corporation	-	149
170,565 share purchase warrants of Vista Gold Corp.	-	1,493
Other investments	334	485
	44,183	66,434

(i)
On April 10, 2006, the agreement for the sale of our 50% interest in the Manantial Espejo property to our joint venture partner, Pan American, closed for a gain on sale of $35,390,000. The fair value of the 1,950,000 common shares of Pan American received at closing was $55,056,000. Under our policy of valuing marketable securities at the lower of original cost and quoted market value, an adjustment of $15,841,000 has been made during the quarter to bring the value of these shares to the quoted market value of $39,215,000 as at June 30, 2006.

(ii) At June 30, 2006, 2,365,200 shares were subject to an escrow agreement.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the six months ended June 30, 2006

(tabular amounts expressed in thousands of Canadian dollars - unaudited)

5. MINERAL PROPERTY COSTS

Details of the mineral properties that we currently hold are as follows:

	Acquisition costs	Exploration costs	Future tax effects	Total June 30 2006	Total December 31 2005
	$	$	$	$	$
Argentina
Diablillos	5,376	1,691	-	7,067	6,885
Manantial Espejo	-	-	-	-	20,955
Pirquitas	56,308	8,803	12,685	77,796	74,927
Other	57	152	-	209	180
Australia
Bowdens	10,892	7,429	3,111	21,432	21,382
Other	-	240	-	240	225
Canada
Silvertip	1,818	257	-	2,075	2,066
Sulphurets	2,393	1,255	-	3,648	3,648
Sunrise Lake	1,234	50	-	1,284	1,280
Snowfields	-	81	-	81
Chile
Cachinal	18	93	-	111	111
Challacollo	2,595	2,772	299	5,666	5,513
Juncal	16	50	-	66	66
La Flora	16	35	-	51	50
Mexico
Pitarrilla	6,087	13,907	956	20,950	11,194
Valenciana	47	273	-	320	312
Ortega	64	69	-	133	124
San Agustin	60	641	-	701	685
San Marcial	1,250	749	81	2,080	2,045
Veta Colorada	3,963	859	-	4,822	584
Other	280	379	-	659	508
Peru		-
Berenguela	12,937	3,018	5,203	21,158	4,536
San Luis	-	536	-	536	135
United States
Candelaria	2,981	2,868	134	5,983	5,806
Maverick Springs	637	1,538	29	2,204	2,189
Shafter	2,544	3,033	737	6,314	6,119
	111,573	50,778	23,235	185,586	171,525

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the six months ended June 30, 2006

(tabular amounts expressed in thousands of Canadian dollars - unaudited)

6. OUTSTANDING SHARES AND RELATED INFORMATION

(a)	Shares authorized:
Unlimited number of common shares, no par value.

	Number of shares (thousands)	Amount $

Share Capital
Balance, December 31, 2005	51,849	219,971
Issued during the year
For cash
Public offering	7,200	182,663
Exercise of options	446	4,225
Exercise of warrants	1,387	25,653
For mineral property	530	9,814
For donation	11	230
Assigned value of exercised options	-	1,796
Assigned value of warrants exercised	-	6,400
Share issue costs	-	(11,576)

Balance, June 30, 2006	61,423	439,176

On May 16, 2006, we closed a public offering of 7.2 million common shares for gross proceeds of $182,663,000. The price received was $25.37 (US $23.00) per share. After deducting underwriting fees and offering expenses of $11,576,000, net proceeds were $171,087,000.

(b) Warrants
There are no warrants outstanding as at June 30, 2006.

(c) Options
At June 30, 2006, the total number of options outstanding was 2,227,150 with prices ranging from $2.50 to $18.73 with weighted average remaining lives of 3.3 years. This represents 3.6% of issued and outstanding capital.

During the three months ended June 30, 2006, no options were granted. We amortize the fair value of stock options on a straight-line basis over the respective vesting period of the stock options. The fair value of options that was charged to the statement of loss and deficit was $591,000 in the current quarter (2005 - $439,000), with an additional $24,000 (2005 - $9,000) value deferred as mineral property costs. Of the amount charged to the statement of earnings (loss) and deficit during the quarter, $95,000 (2005 - $9,000) was allocated to general and administration and $496,000 (2005 - $430,000) was allocated to salaries and employee benefits.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the six months ended June 30, 2006

(tabular amounts expressed in thousands of Canadian dollars - unaudited)

7. SUPPLEMENTARY CASH FLOW INFORMATION

Non-cash financing and investing activities were:
	Three Months Ended June 30		Six Months Ended June 30
	2006 $	2005 $	2006 $	2005 $
Non-cash financing activities
Shares issued for mineral properties	-	-	9,814	-
Non-cash investing activities
Mineral properties acquired through issuance of shares	-	-	9,814	-

8. RELATED PARTY TRANSACTIONS

(a)
During the six months ended June 30, 2006, we recorded expense reimbursements of $185,500 (2005 - $127,800) from companies related by common directors or officers. At June 30, 2006, accounts receivable includes $109,200 (2005 - $106,100) from these related parties. Any amounts due from related parties are non-interest bearing and without specific terms of repayment. Any transactions for expense reimbursement with related parties are at normal business terms.

(b)	We hold marketable securities in a number of companies that have common directors or officers, principally Minco Silver Corporation and Esperanza Silver Corporation.

9. SEGMENTED FINANCIAL INFORMATION

We have one operating segment, which is the exploration and future development of mineral properties. Mineral property expenditures by property are detailed in note 5. Substantially all of our earnings (losses) were incurred in Canada. Segment assets by geographic location are as follows:

				June 30, 2006
	Argentina	Australia	Canada	Chile	Mexico	Peru	United States	Total
	$	$	$	$	$	$	$	$
Property, plant and equipment	-	1	641	-	96	-	-	738
Mineral property costs	85,072	21,672	7,088	5,894	29,665	21,694	14,501	185,586
	85,072	21,673	7,729	5,894	29,761	21,694	14,501	186,324

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the six months ended June 30, 2006

(tabular amounts expressed in thousands of Canadian dollars - unaudited)

			June 30, 2005
	Argentina	Australia	Canada	Chile	Mexico	Peru	United States	Total
	$	$	$	$	$	$	$	$
Property, plant and equipment	1,335	1	584	-	155	-	-	2,075
Mineral property costs	96,473	18,092	6,951	5,119	10,211	3,123	12,595	152,564
	97,808	18,093	7,535	5,119	10,366	3,123	12,595	154,639